Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Quest Rare Minerals Ltd.

(An Exploration & Development Stage Corporation)

For the Quarter ended January 31, 2014

(Unaudited)

INDEX

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 – 23

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS

OF FINANCIAL POSITION

(UNAUDITED)

	January 31, 2014 $	October 31, 2013 $

ASSETS
Current assets
Cash and cash equivalents [notes 7 and 10]	2,798,501	7,269,170
Investments [note 10]	1,600	1,600
Prepaid expenses and deposits	681,252	413,560
Commodity taxes and other receivables	1,018,145	594,525
Tax credits receivable	6,985,244	6,985,244

	11,484,742	15,264,099
Non-current assets
Tax credits receivable	3,372,225	3,237,225
Exploration and evaluation assets [note 4]	60,480,353	58,400,176
Other non-current assets [note 5]	51,758	—

Total assets	75,389,078	76,901,500

EQUITY AND LIABILITIES
Current liabilities
Loan facility [note 7]	2,000,000	—
Accounts payable and accrued liabilities [note 9]	806,296	3,357,441
Premium liabilities	192,529	282,519

Total liabilities	2,998,825	3,639,960

Equity
Share capital	79,436,141	79,436,141
Warrants	59,948	59,948
Contributed surplus	21,204,489	21,106,068
Deficit	(28,310,325)	(27,340,617)

Total equity	72,390,253	73,261,540

Total equity and liabilities	75,389,078	76,901,500

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(UNAUDITED)

	Quarter ended January 31
	2014 $	2013 $
REVENUES	—	—

EXPENSES
Professional fees [note 9]	181,593	108,238
Investor relations [note 6]	327,638	446,884
Administration expenses [notes 6 and 9]	456,765	381,389
Impairment of exploration and evaluation assets [note 4]	108,530	63,934

Operating loss	(1,074,526)	(1,000,445)

Finance income	15,294	76,624
Finance expense [note 7]	(466)	—
Unrealized loss on investments held for trading	—	(3,250)
Premium liabilities related income	89,990	—

	104,818	73,374

Net loss and total comprehensive loss for the period	(969,708)	(927,071)

Net loss per share
Basic and fully diluted	(0.01)	(0.01)

Weighted average number of outstanding shares
Basic and fully diluted	67,237,044	61,939,195

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share capital		Warrants		Contributed surplus $	Deficit $	Total $
	#	$	#	$
Balance – October 31, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares for stock options [note 8]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 8]	—	—	—	—	66,150	—	66,150
Net loss for the quarter	—	—	—	—	—	(927,071)	(927,071)

Balance – January 31, 2013	62,159,684	77,631,520	—	—	21,069,812	(24,285,799)	74,415,533

Balance – October 31, 2013	67,237,044	79,436,141	506,000	59,948	21,106,068	(27,340,617)	73,261,540
Stock-based compensation [note 8]	—	—	—	—	98,421	—	98,421
Net loss for the quarter	—	—	—	—	—	(969,708)	(969,708)

Balance – January 31, 2014	67,237,044	79,436,141	506,000	59,948	21,204,489	(28,310,325)	72,390,253

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Quarter ended January 31
	2014 $	2013 $
OPERATING ACTIVITIES
Net loss	(969,708)	(927,071)
Items not impacting cash:
Impairment of exploration and evaluation assets	108,530	63,934
Unrealized loss on investments held for trading	—	3,250
Stock-based compensation	94,370	19,085

	(766,808)	(840,802)
Net change in non-cash working capital items	(1,563,236)	(824,503)

Net cash flows used in operating activities	(2,330,044)	(1,665,305)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 4]	(4,088,867)	(9,353,246)
Increase in non-current assets [note 5]	(51,758)	—
Disposal of investments	—	4,000,000

Net cash flows used in investing activities	(4,140,625)	(5,353,246)

FINANCING ACTIVITIES
Proceeds from exercise of share options [note 8]	—	44,250
Increase in loan facility [note 7]	2,000,000	—

Net cash flows from financing activities	2,000,000	44,250

Net decrease in cash and cash equivalents	(4,470,669)	(6,974,301)
Cash and cash equivalents, beginning of period	7,269,170	22,423,970

Cash and cash equivalents, end of period	2,798,501	15,449,669

Going concern uncertainty [note 1]

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Quest Rare Minerals Ltd. [“Quest” or the “Parent”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of Quest is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. Quest is a publicly-listed Corporation and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

Quest is a Canadian-based exploration and development company which, together with its wholly-owned subsidiary, QTM Extraction Ltd [“QTM” or the “Subsidiary”], is focused on the development of its Strange Lake rare earth deposit in northeastern Québec and the identification and discovery of new rare earth element (“REE”) deposit opportunities. The Parent and its Subsidiary [collectively the “Corporation”] is currently advancing several projects in Canada as described in note 4. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec. QTM was incorporated as a vehicle to hold and operate the Corporation’s assets related to the processing of ore as part the Corporation’s Strange Lake project.

Going Concern Uncertainty

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY [Cont’d]

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2014. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurances that management will be successful in securing adequate financing. In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in quarter ended January 31, 2014 and the year ended October 31, 2013 of $969,708 and $3,981,889, respectively. These recurring losses and the need for continued financing to further successful exploration and development activities indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values and classifications of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim consolidated financial statements of the Corporation for the quarter ended January 31, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the financial statements for the year ended October 31, 2013 except for the new standards and interpretations effective November 1, 2013. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013 which have been prepared in accordance with IFRS, as issued by the IASB.

The Board of Directors approved these condensed interim consolidated financial statements effective March 14, 2014.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

Adoption of new standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time would be presented separately from items that will never be reclassified such as remeasurement gain (loss) on employee benefits. The Corporation adopted IAS 1 on November 1, 2013 and the amendment affects presentation only and therefore had no impact on the Corporation’s condensed interim consolidated financial statements.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the consolidated financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntary comparative information does not need to be presented in a complete set of financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities. IFRS 10 replaces the parts of previously existing IAS 27, Consolidated and Separate Financial Statements, that dealt with consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: a) an investor has power over the investee; b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Corporation adopted IFRS 11 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. The Corporation adopted IFRS 12 on November 1, 2013. None of these disclosures requirements are applicable for condensed interim consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, in the absence of such events, the Corporation has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also defines fair value as an exit price and also requires additional disclosures. The Corporation adopted IFRS 13 on November 1, 2013 and the application of IFRS 13 has not impacted the fair value measurements of the Corporation. See Note 10 for required disclosures.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

3. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the quarters ended January 31 is as follows:

	2014 $	2013 $
Loss before income tax	(969,708)	(927,071)

Income tax recovery at the combined Federal and Provincial tax rate 26.68% [2013 – 26.76%]	(258,718)	(248,084)
Stock-based compensation	25,178	5,107
Premium liability related income	(24,009)	—
Other non-deductible expenses or non-taxable revenues	7,105	12,546
Other	(10,421)	—
Changes in valuation allowance	260,865	230,431

Tax recovery at an effective income tax rate	—	—

The deferred tax assets and liabilities of the Corporation consist of the following:

	January 31, 2014 $	October 31, 2013 $
Future income tax assets
Non-capital loss carry-forwards	4,367,389	4,088,892
Share issue costs	218,917	265,501
Investments	5,523	5,523

	4,591,829	4,359,916

Future income tax liabilities
Exploration and evaluation assets	(2,845,271)	(2,874,223)

Net future income tax assets	1,746,558	1,485,693
Unrecognized deferred tax assets	(1,746,558)	(1,485,693)

Net future income tax liabilities	—	—

As at January 31, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $1,051,516 [October 31, 2013 – $1,571,890].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

4. EXPLORATION AND EVALUATION ASSETS

During the quarter ended January 31, 2014, the Corporation maintained the following properties:

	November 1, 2013	Expenditures	Tax credits	Write-down	January 31, 2014
	$	$	$	$	$
Québec
Strange Lake
Acquisition	170,375	—	—	—	170,375
Exploration	48,539,549	2,171,166	(131,943)	—	50,578,772

Misery Lake
Acquisition	1,911,891	—	—	—	1,911,891
Exploration	4,134,707	39,291	(2,388)	—	4,171,610

Other
Acquisition	—	—	—	—	—
Exploration	—	11,002	(669)	(10,333)	—

	54,756,522	2,221,459	(135,000)	(10,333)	56,832,648

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	350	—	(350)	—

	—	350	—	(350)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	7,484	—	(7,484)	—

	—	7,484	—	(7,484)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	294	—	(294)	—

	—	294	—	(294)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2013	Expenditures	Tax credits	Write-down	January 31, 2014
	$	$	$	$	$
Newfoundland and Labrador
Alterra – Strange Lake
Acquisition	157,870	—	—	—	157,870
Exploration	751,520	—	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	90,069	—	(90,069)	—

	916,079	90,069	—	(90,069)	916,079

Total Properties	55,672,601	2,319,656	(135,000)	(108,530)	57,748,727

Stock-based compensation [note 8]	2,727,575	4,051	—	—	2,731,626

	58,400,176	2,323,707	(135,000)	(108,530)	60,480,353

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2013, the Corporation maintained the following properties:

	November 1, 2012	Expenditures	Tax credits	Write-down	October 31, 2013
	$	$	$	$	$

Québec
Strange Lake
Acquisition	171,302	(927)	—	—	170,375
Exploration	32,504,287	17,397,572	(1,362,310)	—	48,539,549

Misery Lake
Acquisition	1,890,499	21,392	—	—	1,911,891
Exploration	3,914,029	592,602	(371,924)	—	4,134,707

Other
Acquisition	—	—	—	—	—
Exploration	—	143,920	(67,273)	(76,647)	—

	38,480,117	18,154,559	(1,801,507)	(76,647)	54,756,522

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	40,469	—	(40,469)	—

	—	40,469	—	(40,469)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	145,633	—	(145,633)	—

	—	145,633	—	(145,633)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	63,919	—	(63,919)	—

	—	63,919	—	(63,919)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012	Expenditures	Tax credits	Write-down	October 31, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	(157,054)	—
Exploration	177,656	6,055	—	(183,711)	—

Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—

Alterra – Strange Lake
Acquisition	90,728	67,142	—	—	157,870
Exploration	751,572	(52)	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	314,350	—	(314,350)	—

	1,181,639	387,495	—	(653,055)	916,079

Total Properties	39,661,756	18,792,075	(1,801,507)	(979,723)	55,672,601

Stock-based compensation [note 8]	2,609,453	118,122	—	—	2,727,575

	42,271,209	18,910,197	(1,801,507)	(979,723)	58,400,176

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at January 31, 2014 a total of $571,763 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [October 31, 2013 $2,340,974]. These amounts have been excluded from the statements of cash flows.

During the quarter ended January 31, 2014, significant changes occurred in the following properties:

Misery Lake, Québec

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 444 mining claims in Québec and covers an area of 21,791 hectares. During the quarter ended January 31, 2014, 480 claims covering 23,065 hectares were allowed to lapse.

Other, Québec, Newfoundland and Labrador, Nova Scotia, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended January 31, 2014.

5. OTHER NON-CURRENT ASSETS

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “Agreement”). Under the Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option is for a period of one year and can be extended by QTM for up to an additional three years to November 2017 in five increments of six months each. QTM can cancel the Agreement at any time.

Payments made under the Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

6. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in investor relations and administration expenses for the quarters ended January 31:

	2014	2013
	$	$
Investor relations:

Advertising	32,140	71,725
Conferences	944	26,933
Consulting services	50,974	29,448
Dues and subscriptions	8,245	3,371
Investor relations fees	10,918	21,097
Listing and stock transfer fees	58,224	37,906
Meetings	466	—
Printing and filing	88,508	46,864
Salaries and other employee benefits	55,144	88,372
Travel related costs	19,001	111,088
Other	3,074	10,080

Total	327,638	446,884

Administration expenses:

Office Expenses:
Salaries and other employee benefits	164,935	115,768
Directors’ fees	53,750	53,750
Directors’ and Officers’ Insurance	26,090	26,251
Rent	45,232	45,970
Telephone and internet	3,480	2,600
Travel related costs	4,430	23,875
IT Services	31,054	15,591
Education and Training	233	5,736
Recruitment Costs	4,907	1,475
Repairs and Maintenance	99	6,301
Other Office Expenses	20,813	59,726
Bank Charges	2,985	2,884
Foreign Exchange loss	4,387	2,377
Stock-based compensation [note 8]	94,370	19,085

Total	456,765	381,389

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

7. LOAN FACILITY

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. The Loan Facility is available for draw down, at the Corporation’s discretion, in a maximum of four tranches and any amounts drawn must be repaid on the earlier of (a) April 30, 2014 or (b) upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – prime plus 5.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at January 31, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at January 31, 2014 and March 14, 2014, $2,000,000 and $4,338,793 respectively had been drawn down pursuant to this Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at January 31, 2014.

8. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

8. SHARE CAPITAL [Cont’d]

[a] Common shares

Issuances during the quarter ended January 31, 2014

[i]	There were no issuances of common shares during the quarter ended January 31, 2014.

Issuances during the quarter ended January 31, 2013

[ii]	During the quarter ended January 31, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

[b] Stock options

The outstanding options as at January 31, 2014 and October 31, 2013 and the respective changes during the quarter and the year then ended are summarized as follows:

	Quarter ended January 31, 2014		Year ended October 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	4,675,834	3.15	5,353,334	3.08
Granted	75,000	0.49	127,500	0.86
Exercised	—	—	(295,000)	0.15
Expired/cancelled	—	—	(510,000)	3.81

Outstanding, end of period	4,750,874	3.11	4,675,834	3.15

No options were exercised during the period. The weighted average share price of options exercised during the comparative period was $1.05.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

8. SHARE CAPITAL [Cont’d]

The following options are outstanding and exercisable as at January 31, 2014.

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.00 to 0.749	434,167	1.30	0.22	409,167	0.20
0.75 to 1.499	700,000	0.74	0.77	666,666	0.76
1.50 to 2.249	330,000	4.54	1.99	330,000	1.99
2.25 to 2.999	985,000	5.92	2.71	985,000	2.71
3.75 to 4.499	1,526,667	6.76	4.44	1,526,667	4.44
4.50 to 5.249	500,000	6.72	4.69	500,000	4.69
5.25 to 5.999	275,000	6.48	5.70	275,000	5.70

The fair value of stock options granted during the quarter ended January 31, 2014 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions. No stock options were granted during the quarter ended January 31, 2013:

2014
Risk-free interest rate	2.34%
Forfeiture rate	4.98%
Expected volatility	91%
Dividend yield	Nil
Expected life [in years]	5
Fair value at grant date	$0.34

In addition, as at January 31, 2014, the Corporation had outstanding, broker compensation options entitling holders to purchase a maximum of 203,094 common shares of the Corporation at an exercise price of $0.50. [October 31, 2013 – 203,094]. These options are exercisable until January 25, 2015.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

8. SHARE CAPITAL [Cont’d]

[c] Warrants

The outstanding warrants as at January 31, 2014 and October 31, 2013 and the respective changes during the quarter and year then ended are summarized as follows:

	Quarter ended January 31, 2014		Year ended October 31, 2013
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Outstanding balance, beginning of year	506,000	0.80	—	—
Granted	—	—	506,000	0.80
Exercised	—	—	—	—
Expired	—	—	—	—

Outstanding balance, end of year	506,000	0.80	506,000	0.80

As at January 31, 2014, the warrants outstanding had a weighted average life of 0.99 years.

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Restricted Share Unit [“RSU”] Plan and the Deferred Share Unit [“DSU”] Plan to complement the 2012 Stock Option Plan. Under these plans, RSUs may be granted to executives and key employees, and DSUs may be granted to directors and key executives, as part of their long-term compensation packages.

RSUs vest over the period of a “Performance Cycle”, defined as the period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted [a period of up to three years]. DSUs vest immediately, and DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

RSUs and DSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: [i] common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or [ii] cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date. DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

8. SHARE CAPITAL [Cont’d]

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder. All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation.

The outstanding RSUs and DSUs as at January 31, 2014 and October 31, 2013 and the respective changes during the quarter and the year then ended are summarized as follows:

	Restricted Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Quarter ended January 31, 2014		Year ended October 31, 2013
Outstanding, beginning of year	—	—	125,000	1.73
Granted	110,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	(125,000)	1.73

Outstanding, end of period	110,000	0.48	—	—

Units exercisable	—	—	—	—

	Deferred Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Quarter ended January 31, 2014		Year ended October 31, 2013
Outstanding, beginning of year	150,000	1.73	150,000	1.73
Granted	150,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	—	—

Outstanding, end of period	300,000	1.10	150,000	1.73

Units exercisable	—	—	—	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

8. SHARE CAPITAL [Cont’d]

[e] Stock-based compensation

For the quarter ended January 31, 2013, included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of $94,370 [2013 – $19,085]. Included in exploration and evaluation assets was a stock-based compensation expense of $4,051 [2013 – $47,066].

9. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional services. For the quarter ended January 31, 2014, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 (2013 – $18,750).

[b]	During the quarter ended January 31, 2014, the Corporation incurred fees in the amount of $69,572 [2013 – $176,455] to a law firm in which an officer and director of the Corporation was a partner, of which $57,692 was recorded in professional fees, $373 was recorded in investor relations and $11,507 was recorded in exploration and evaluation assets [2013 – $56,392, nil and $120,063 respectively]. As at January 31, 2014 an amount of $26,711 [October 31, 2013 – $52,731] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

[c]	Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the quarters ended January 31, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2014	2013
	$	$
Salaries, employee benefits	197,893	172,439
Directors’ fees	53,750	53,750
Stock compensation	89,619	(5,701)

Total compensation paid to key management personnel	341,262	220,488

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

10. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital, use its Loan Facility and raise additional funds as needed. The Corporation has not paid any dividends. As well, other than those reported in note 7, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, investments, accounts payable and accrued liabilities and loans payable.

The Corporation’s investments are classified as follows:

			January 31, 2014		October 31, 2013
	Classification	Fair value level	Carrying value $	Fair Value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	1,600	1,600	1,600	1,600

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at January 31, 2014. The Corporation’s cash and cash equivalents is deposited with a major Canadian chartered bank and is held in highly-liquid investments.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

January 31, 2014

10. FINANCIAL INSTRUMENTS [Cont’d]

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at January 31, 2014, the Corporation had a total of $2,798,501 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation has a loan facility with Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5%. In addition, the Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on the amounts drawn down on its Loan Facility and its exposures to cash and cash equivalents as at January 31, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a decrease or increase of $198 respectively in comprehensive loss before income taxes.

The rates as at January 31, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% [October 31, 2013 – range of 1.20%-1.50%] and 0.10% [October 31, 2013 – 0.10%], respectively. The rate as at January 31, 2014 for the Corporation’s Loan Facility was 8.5% [October 31, 2013 – 8.5%].